EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Re: Immediate Report - Midroog Rating For Series 5 Debentures to Series 8 Debentures of the Company

The Company reported that its Series 5 to Series 8 Debentures received a re-approval of an Aa2 stable rating from Midroog Ltd., an Israeli rating company which is affiliated with Moody’s.

The Midroog report discussed the Company’s business profile, highlighting the strength of its brand-name and its varied activities.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.